June 28, 2022

Division of Corporation Finance

United States Securities and Exchange Commission

460 Fifth Street, NW

Washington, D.C. 20549

Attention: Charles Eastman

Re: Casa Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Form 8-K furnished April 18, 2022

Response dated June 7, 2022

File No. 1-38324

Dear Mr. Eastman:

This letter is submitted on behalf of Casa Systems, Inc. (the “Company”) in response to follow-up comments in the letter dated June 21, 2022 (the “Comment Letter”) from the Division of Corporation Finance Office of Manufacturing to Edward Durkin, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed February 25, 2022 and the Form 8-K furnished on April 18, 2022, and the Company’s response letter dated June 7, 2022. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 16. Segment Information, page 107

1.

We note from your response to our prior comment 4 that geographical teams do exist, and all teams report up through a single global organization, ultimately reporting to the Chief Customer Officer. Please explain to us the nature of any cost or profit information prepared on a geographical basis. Also, please explain to us the nature of any financial information reviewed by or prepared for the Chief Customer Officer. Also, it appears from your response that the CODM does not review any financial information below the revenue line item, except for on a quarterly basis in connection with the Board of Directors meeting, and that this financial information is prepared on a consolidated basis. Please confirm.

Response to Comment No. 1

In response to the Staff’s comment, the Company advises the Staff that geographical financial information prepared by the Company is limited to revenue only, and that no cost or profit information is prepared by the Company on a geographical basis, with the exception of the previously referred to legal entity financial statements, which are prepared for the sole purposes of tax compliance and statutory audit requirements (and which the Chief Customer Officer does not receive).

The Company advises the Staff that the Chief Customer Officer receives no financial information other than with respect to revenue matters, which may be sorted and divided into various categories such as by customer, geography, product line, sales representative, etc. No information concerning actual gross margins or operating expenses or any other measure of profitability is prepared and provided to the Chief Customer Officer. In addition, the Chief Customer Officer attends the quarterly Board of Directors meetings, and thus receives the consolidated financial information that is presented by the Chief Financial Officer at those meetings.

The Company confirms to the Staff that the CODM does not review any financial information below the revenue line item, except for (i) on a quarterly basis in connection with the Board of Directors meeting, and that this financial information is prepared on a consolidated basis, and (ii) the annual consolidated budget, which includes revenue, gross margin, operating expenses and non-GAAP measures, consistent with the Company’s external reporting, all on a consolidated basis only.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (978) 688-6706, extension 6612, or by e-mail at Edward.Durkin@casa-systems.com.

Sincerely,

/s/ Edward Durkin
Edward Durkin
Chief Financial Officer